Freeport-McMoRan Inc.	Douglas N. Currault II
333 North Central Ave.	Deputy General Counsel
Phoenix, AZ 85004	and Corporate Secretary
	Telephone:	602-366-8093
	Facsimile:	602-453-2871
dcurraul@fmi.com

May 16, 2017

Via EDGAR

United States Securities and Exchange Commission

Attn:	John Reynolds

Hillary Daniels

100 F Street, N.E.

Washington, D.C. 20549

Re:	Freeport-McMoRan Inc.

Registration Statement on Form S-4

Registration No. 333-217817

Dear Mr. Reynolds and Ms. Daniels:

In accordance with Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), Freeport-McMoRan Inc. (the “Company”) hereby respectfully requests that the effective date of the above-referenced Registration Statement (SEC Registration No. 333-217817) (the “Registration Statement”) be accelerated so that the Registration Statement will become effective under the Securities Act on Thursday, May 18, 2017 at 10:00 a.m. Washington, D.C. time, or as soon thereafter as practicable.

In the event that there is any change in the acceleration request set forth in the preceding paragraph, the Company will promptly notify the staff of such change, in which case the Company may be making an oral request for acceleration of the effectiveness of the Registration Statement, as amended, in accordance with Rule 461 of the General Rules and Regulations under the Securities Act. Such notification may be made by any officer of the Company or by any lawyer with Jones Walker LLP.

United States Securities and Exchange Commission

May 16, 2017

The cooperation of the staff in meeting our request is very much appreciated. Thank you for your assistance with this matter. Please contact me at your earliest convenience at (602) 366-8093 or Monique A. Cenac of Jones Walker LLP at (602) 366-7604, as promptly as practicable upon declaration of effectiveness.

Sincerely,

/s/ Douglas N. Currault II
Douglas N. Currault II
Deputy General Counsel and Secretary